UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34, Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 30, 2020

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero Title: Chief Executive Officer
Date: April 30, 2020

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2019 (AUDITED) AND MARCH 31, 2020 (UNAUDITED)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2019 (AUDITED) AND MARCH 31, 2020 (UNAUDITED)

S/ = Peruvian Sol
US$   =  United States dollar

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS
		As at	As at
		December 31,	March 31,
	Note	2019	2020

Current assets
Cash and cash equivalents	8	948,978	973,322
Trade accounts receivables, net	9	821,737	710,769
Work in progress, net	10	49,457	108,413
Accounts receivable from related parties	11	36,658	41,384
Other accounts receivable	12	444,500	414,886
Inventories, net		552,573	587,136
Prepaid expenses		11,348	18,275
		2,865,251	2,854,185

Non-current assets as held for sale		205,418	175,780

Total current assets		3,070,669	3,029,965

Non-current assets
Trade accounts receivable, net	9	753,202	757,264
Work in progress, net	10	23,117	24,528
Accounts receivable from related parties	11	546,941	569,970
Prepaid expenses		27,934	30,868
Other accounts receivable	12	300,323	300,316
Investments in associates and joint ventures	13	37,035	38,163
Investment property		28,326	27,508
Property, plant and equipment, net	14	443,870	423,012
Intangible assets, net	14	853,315	849,168
Right-of-use assets, net	14	78,813	74,379
Deferred income tax asset		240,919	253,935
Total non-current assets		3,333,795	3,349,111

Total assets		6,404,464	6,379,076

LIABILITIES AND EQUITY
		As at	As at
		December 31,	March 31,
	Note	2019	2020

Current liabilities
Borrowings	15	454,260	331,233
Bonds	16	44,737	43,226
Trade accounts payable	17	1,136,121	1,108,835
Accounts payable to related parties	11	38,916	41,443
Current income tax		47,999	50,224
Other accounts payable	18	635,305	777,133
Provisions	19	113,483	62,735
Total current liabilities		2,470,821	2,414,829

Non-current liabilities as held for sale		210,025	185,020

Total current liabilities		2,680,846	2,599,849

Non-current liabilities
Borrowings	15	344,806	431,730
Bonds	16	879,305	904,206
Other accounts payable	18	273,101	272,051
Accounts payable to related parties	11	22,583	22,797
Provisions	19	214,952	277,429
Derivative financial instruments		52	40
Deferred income tax liability		112,734	107,105
Total non-current liabilities		1,847,533	2,015,358
Total liabilities		4,528,379	4,615,207

Equity
Capital	20	871,918	871,918
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,132,179	1,132,179
Other reserves		(177,506)	(204,521)
Retained earnings		(510,766)	(541,210)
Equity attributable to controlling interest in the Company		1,477,810	1,420,351
Non-controlling interest		398,275	343,518
Total equity		1,876,085	1,763,869
Total liabilities and equity		6,404,464	6,379,076

The accompanying notes on pages 6 to 36 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended March 31,
	Note	2019	2020

Revenues from construction activities		348,015	552,642
Revenues from services provided		243,016	240,487
Revenue from real estate and sale of goods		92,840	89,621
		683,871	882,750

Cost of construction activities		(302,873)	(547,275)
Cost of services provided		(205,747)	(195,869)
Cost of real estate and sale of goods		(70,952)	(70,778)
	21	(579,572)	(813,922)
Gross profit		104,299	68,828

Administrative expenses	21	(44,042)	(39,413)
Other income and expenses	22	8,026	(8,044)
Operating profit		68,283	21,371

Financial expenses		(53,820)	(48,565)
Financial income		21,829	3,438
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	(696)	1,164
Profit (loss) before income tax		35,596	(22,592)
Income tax expense		(23,911)	(2,290)
Profit (loss) from continuing operations		11,685	(24,882)

Profit (loss) from discontinued operations		(6,364)	(3,479)
Profit (loss) for the period		5,321	(28,361)

Profit (loss) attributable to:
Owners of the Company		(1,137)	(30,444)
Non-controlling interest		6,458	2,083
		5,321	(28,361)

Loss per share attributable to owners of the
Company during the period	26	(0.002)	(0.035)
Earnings (loss) per share from continuing operations
attributable to owners of the Company during the period	26	0.011	(0.031)

The accompanying notes on pages 6 to 36 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the period
	ended March 31,
	2019	2020

Profit (loss) for the period	5,321	(28,361)
Other comprehensive income:

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	(12)	11
Foreign currency translation adjustment, net of tax	(193)	(35,182)
Exchange difference from net investment in a foreign operation, net of tax	41	356
Other comprehensive income for the period, net of tax	(164)	(34,815)
Total comprehensive income for the period	5,157	(63,176)

Comprehensive income attributable to:
Owners of the Company	(1,506)	(57,459)
Non-controlling interest	6,663	(5,717)
	5,157	(63,176)

Comprehensive income for the period attributable to owners of the Company:
Continuing operations	(32,900)	(14,846)
Discontinued operations	31,394	(42,613)
	(1,506)	(57,459)

The accompanying notes on pages 6 to 36 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED MARCH 31, 2019 AND 2020
(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931
(Loss) profit for the period	-	-	-	-	-	-	(1,137)	(1,137)	6,458	5,321
Cash flow hedge	-	-	-	-	-	(11)	-	(11)	(1)	(12)
Foreign currency translation adjustment	-	-	-	-	-	(398)	-	(398)	205	(193)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	40	-	40	1	41
Comprehensive income of the period	-	-	-	-	-	(369)	(1,137)	(1,506)	6,663	5,157
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(1,822)	(1,822)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(14,641)	(14,641)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(16,463)	(16,463)
Balances as of March 31, 2019	729,434	729,434	132,011	29,974	992,144	(170,989)	374,280	2,086,854	391,771	2,478,625

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

(Loss) profit for the period	-	-	-	-	-	-	(30,444)	(30,444)	2,083	(28,361)
Cash flow hedge	-	-	-	-	-	10	-	10	1	11
Foreign currency translation adjustment	-	-	-	-	-	(27,386)	-	(27,386)	(7,796)	(35,182)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	361	-	361	(5)	356
Comprehensive income of the period	-	-	-	-	-	(27,015)	(30,444)	(57,459)	(5,717)	(63,176)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(42,602)	(42,602)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(6,438)	(6,438)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(49,040)	(49,040)
Balances as of March 31, 2020	871,918	871,918	132,011	29,974	1,132,179	(204,521)	(541,210)	1,420,351	343,518	1,763,869

The accompanying notes on pages 6 to 36 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended March 31,
	Note	2019	2020

OPERATING ACTIVITIES
Profit (loss) before income tax		29,232	(27,484)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	21	17,703	25,498
Amortization	21	24,476	23,950
Impairment of accounts receivable and other accounts receivable		102	210
Reversal of impairment of inventories		(1,272)	(644)
Debt condonation		-	(183)
Impairment of property, plant and equipment		(200)	(102)
Indemnification		34,205	-
Change in the fair value of the liability for put option		-	309
Other provisions		560	8,623
Financial expense,net		25,087	57,924
Impairment of investments		130	-
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	696	(1,164)
Reversal of provisions		(1,538)	(3,713)
Disposal (reversal) of assets		224	(2,323)
(Profit) loss on sale of property, plant and equipment		(733)	1,682
Profit on remeasurement of accounts receivable		(11,847)	(2,474)
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		247,741	76,852
Other accounts receivable		28,331	49,999
Other accounts receivable from related parties		(14,080)	(27,260)
Inventories		(34,241)	(32,639)
Pre-paid expenses and other assets		(22,764)	(11,830)
Trade accounts payable		(86,699)	(7,887)
Other accounts payable		(52,931)	146,367
Other accounts payable to related parties		35,848	(32,441)
Other provisions		(155)	(1,212)
Interest payment		(43,316)	(34,288)
Payments for purchases of intangibles - Concessions		(2,746)	(655)
Payment of income tax		(22,413)	(17,302)
Net cash provided by operating activities		149,400	187,813

INVESTING ACTIVITIES
Sale of property, plant and equipment		3,807	3,523
Interest received		6,514	1,390
Payment for purchase of investments properties		(13)	(20)
Payments for intangible purchase		(26,032)	(26,882)
Payments for property, plant and equipment purchase		(8,198)	(12,482)
Net cash applied to investing activities		(23,922)	(34,471)

FINANCING ACTIVITIES
Loans received		163,791	43,271
Amortization of loans received		(309,654)	(109,116)
Amortization of bonds issued		(7,203)	(8,257)
Payment for transaction costs for debt		-	20
Dividends paid to non-controlling interest		(1,822)	(42,602)
Cash received (return of contributions) from non-controlling shareholders		(14,641)	(6,438)
Net cash applied to financing activities		(169,529)	(123,122)
Net increase in cash		(44,051)	30,220
Exchange difference		(2,591)	(5,888)
Cash and cash equivalents at the beginning of the period		801,021	948,978
Cash and cash equivalents at the end of the period	8	754,379	973,310

NON-CASH TRANSACTIONS:
Capitalization of interests		1,855	1,623
Acquisition of assets through finance leases		1,583	-
Acquisition of right-of-use assets		-	1,600
Acquisition of subsidiary debt		-	17,440

The accompanying notes on pages 6 to 36 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2019 (AUDITED) AND MARCH 31, 2020 (UNAUDITED)

1.         GENERAL INFORMATION

a)	Incorporation and operations

Graña y Montero S.A.A. (hereinafter the Company) is the parent Company of the Graña y Montero Group that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in Group companies. Additionally, the Company provides services of strategic and functional advice and office leases space to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

These condensed interim consolidated financial statements for the year ended December 31, 2019 were authorized preliminary by Management, and Board of Directors on April 30, 2020.

c)	The Impact of the Ongoing Novel Coronavirus (COVID-19) Pandemic

The ongoing COVID-19 pandemic and government measures to contain the spread of the virus are disrupting economic activity, and consequently adversely affecting our business, results of operations and financial condition. As conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact of the pandemic. If conditions persist, however, it is likely that the pandemic and the related government measures will have a material adverse effect on the Company.

Countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions.

The COVID-19 pandemic and the related government measures have significantly increased economic uncertainty and are likely to cause a global recession. According to recent projections from the International Monetary Fund, during 2020, the global economy is expected to contract by 3.0%, with Latin America expected to contract 5.2% and Peru, Chile and Colombia, in particular, expected to contract 4.5%, 4.5% and 2.7%, respectively. Moreover, the impact of the pandemic on economic activity has been sudden and severe, and we cannot predict the extent to which the economies in the countries where we operate will ultimately be impacted.

Since mid-March, substantially all engineering and construction and real estate projects have been mandatorily shut down, and we cannot assure you when we will be able to resume work on these projects. Infrastructure operations, which have for the most part been declared essential businesses, have continued; however, certain of our infrastructure businesses have been adversely affected, in particular, by the sharp decline in traffic volumes and oil and gas prices (also due to the dispute in March among OPEC member countries).

Regarding the extent of the COVID-19 pandemic and its impact on the industries in which we operate, the full extent to which COVID-19 will impact our business, results of operations and financial condition is currently under evaluation. We believe that the severity of the impact on the company will depend, to a large extent, on how long the crisis continues.

The Company is taking significant measures to mitigate the impact of the crisis on the Group. Among other measures, we are prioritizing the health and safety of our employees, as well as the medium-term sustainability of their employment. Certain actions we are taking include: the design and implementation of protocols to return to project sites, the creation of new office layouts to be compliant with social distancing guidelines, the development of telecommuting schemes, and other cost-saving initiatives.

d)	Current situation of the Company

As a result of decisions of a previous administration, the Group is involved in a series of corruption cases mainly between 2004 and 2015, which have generated criminal investigations by the Prosecutor's Office and administrative investigations by a regulatory body. Such situations led to organizational changes, external investigations, independent of the Company’s Management, related to the Group's business with Odebrecht and the facts under criminal investigation, as well as other internal measures as explained below:

•	On January 9, 2017, the Board of Directors approved the performance of an independent investigation related to six projects developed in association with companies of the Odebrecht Group.

•
On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee, who was in charge of the oversight of the investigation independently of Management. The external investigation was entrusted to the law firm Simpson, Thacher and Bartlett, who reported exclusively to the Risk, Compliance and Sustainability Committee in order to preserve the independence of the investigation.

•
The external investigation concluded on November 2, 2017 and found no evidence that the Group or any of its former or current directors or executives had intentionally or knowngly participated in acts of corruption related to the six projects developed in association with Odebrecht.

•
As new information about the cases emerged, the Company's Board of Directors continued to investigate the facts that were the subject of the criminal investigations described above, including matters that were beyond the scope of the investigation conducted by Simpson, Thacher and Barlett. After an extensive and detailed review process, the Company obtained relevant findings for the criminal investigations in process and, in line with its commitment to transparency and integrity, decided to share them in their entirety with the authorities within the framework of a plea bargain process.

•
As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary agreement whereby the Anti-Corruption Prosecutor and the Ad hoc Prosecutor's Office promise to execute a final plea bargain agreement with the Company that would provide The Company with certain regarding the contingencies it faces as a result of the above-mentioned processes. Additionally, in the aforementioned preliminary agreement, the Anti-Corruption Prosecutor and the Ad Hoc Attorney General's Office authorize the Company to disclose its existence but maintain the legal reserve on its content

•
On the other hand, over the last three years the new administration together with the new board initiated a transformation process based on the principles of Truth, Transparency and Integrity, making profound changes in the organization such as the reconfiguration of a board of directors with an independent majority, new composition shareholding, as well as the creation of new instances of government such as the Corporate Risk Management and autonomous Compliance, with direct report to the Board of Directors, among other actions.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht group

As for the Lava Jato case, the Company participated directly or through its subsidiaries as minority partner in certain entities that developed six infrastructure projects in Peru with companies belonging to the Odebrecht group (hereinafter Odebrecht).

In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with some of these projects in which the Company participate as minority partner.

•	IIRSA Sur

In relation to investigations on IIRSA Sur, the former Chairman of the Board of Directors was incorporated as investigated by collusion; a former director and a former executive for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A. they have been incorporated as third-party civilians responsible in the process, which means that it will be assessed whether the obligation to indemnify the state for damages resulting from the facts under investigation will be imposed on these entities.

•	Electric Train construction project

The first Preparatory Investigation Court of the Judiciary decided to incorporate GyM S.A. as civil third party responsible in the process related to the construction of the Electric train construction Project, tranches 1 and 2. In this investigation the former Chairman of the Board, a former director and a former manager have been charged.

•	Gasoducto Sur Peruano (GSP)

In 2019, the Company concluded that it has an exposure to the preliminary investigation process conducted in relation to GSP (the South Peruvian Gas Pipeline project), even though as of the date hereof, it has not been indicted or incorporated as liable third party, even though the former Chairman of the Board of Directors and a former director are seeking plea bargain agreements in relation to this process, among others.

In addition to the cases described for which a provision for civil damages has been registered, there are two projects carried out in partnership with Odebrecht that are not currently under investigation. If this is initiated and some evidence is found, the maximum possible civil damage exposure estimated under Law 30737 for both projects would be S/52.7 million (US$16 million approximately).

Criminal investigations in conection to the Construction Club case

On the other hand, GyM S.A. has been incorporated, along with other construction companies, as a legal entity investigated in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. Similarly, at the end of February 2020, the Public Ministry has requested the incorporation of Concar S.A., the latter is pending judicial decision.

On the other hand, like officials of other construction companies, a former commercial manager of GyM S.A., the former president of the Board of Directors, a former director and the former Corporate General Manager of the company have been included in the criminal investigation.

Anticorruption Law - effects on the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the cases described in subsections 1) and 2) above. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair its ability to operate.

The benefits of the mentioned rules are subject to the fulfillment of the following obligations:

a.	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation in favor of the Peruvian Government;
b.	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;
c.	The implementation of a compliance program; and
d.	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Group has designed a compliance program which is currently under implementation, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice, under which the Company has established for an approximate amount of S/80 million (equivalent to US$24 million).

On the other hand, based on the standards indicated and their guidelines, Management has estimated that the value of the civil damages for the cases described above is S/280 millions (US$85 millions)  and has registered as of December 31st, 2019 S/153.9 million (equivalent to US$46.6 million) as net present value (Note 22).

Investigations and administrative process initiated by INDECOPI in conection to the Construction Club case

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“Indecopi”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Construction Club.
Throughout the investigation, GyM S.A. has provided to Indecopi with all the information requested and continues collaborating with the ongoing investigations.

On February 11, 2020, GyM S.A. was notified by the Technical Secretariat of the Commission for the Defense of Free Competition (“Indecopi”) with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for an alleged anticompetitive conduct in the market of Public Works. The resolution does not include the assignment of responsibilities or the result of the administrative disciplinary procedure, which will be determined at the end of said procedure. The procedure is in a probatory stage, therefore, INDECOPI has not carried out actions in order to quantifying the possible penalties that could result.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended March 31, 2020 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.          SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2019.

4.      FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

4.1	Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks

i.	Foreign Exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2019 and March 31, 2020, and, this  exposure is mainly concentrated in fluctuations of U.S. dollar,  the Chilean and Colombian Pesos.

ii.	Price risk

Management considers that the exposure of the Group to the price risk of its investments in funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the condensed interim consolidated financial statements.

iii.	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalent and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

Concerning to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group implemented a divestment plan and a capital rase to be able to meet the obligations resulting from this scenario, that has been fulfilled, managing to reduce these obligations in an important way.

Group corporate finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs, so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the finance management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.Surplus cash held by the operating entities over the balance required for working capital management are invested  in  interest-bearing checking  accounts or  time  deposits,  selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
At December 31, 2019	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	479,000	147,473	177,018	-	803,491
Finance leases	10,826	3,467	13,346	-	27,639
Lease liability for right-of-use asset	24,966	38,788	31,167	7,603	102,524
Bonds	115,690	157,516	358,461	1,077,960	1,709,627
Trade accounts payables (except
non-financial liabilities)	966,620	-	-	-	966,620
Accounts payables to related parties	38,916	21,747	-	836	61,499
Other accounts payables (except
non-financial liabilities)	200,098	2,505	194,908	-	397,511
Other non-financial liabilities	-	52	-	-	52
	1,836,116	371,548	774,900	1,086,399	4,068,963

	Less than	1-2	2-5	More than
At March 31, 2020	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	342,112	236,708	178,653	-	757,473
Finance leases	9,443	3,090	12,238	-	24,771
Lease liability for right-of-use asset	20,960	39,704	13,352	25,571	99,587
Bonds	117,489	196,185	362,462	1,048,743	1,724,879
Trade accounts payables (except
non-financial liabilities)	968,310	-	-	-	968,310
Accounts payables to related parties	41,443	21,961	-	836	64,240
Other accounts payables (except
non-financial liabilities)	221,612	2,446	193,013	-	417,071
Other non-financial liabilities	-	40	-	-	40
	1,721,369	500,134	759,718	1,075,150	4,056,371

4.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and tomaintain an optimal capital structure to reduce the cost of capital. From 2017 the situation of the Group, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note15).

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2019 and March 31, 2020, the gearing ratio is presented below indicating the Group’s strategy to keep it in a range from 0.10 to 0.70.

	At	At
	December 31,	March 31,
	2019	2020
Total financial liabilities and bonds (Note 15 and Note 16)	1,723,108	1,710,395
Less: Cash and cash equivalents (Note 8)	(948,978)	(973,322)
Net debt	774,130	737,073
Total equity	1,876,085	1,763,869
Total capital	2,650,215	2,500,942

Gearing ratio	0.29	0.29

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within (Level 1) that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest- rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Group considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 15, has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Group for similar financial instruments (Level 2).

5.      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2019.

6.        SEASONALITY OF OPERATIONS

The Group shows no seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7.       OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee is responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Group has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting

					Infrastructure
As of December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	372,991	53,118	123,020	300,896	6,388	60,718	31,847	-	948,978
Trade accounts receivables, net	531,591	63,402	44,513	97,059	1,168	83,019	985	-	821,737
Work in progress, net	49,457	-	-	-	-	-	-	-	49,457
Accounts receivable from related parties	202,181	369	43,852	1,853	-	1,144	99,794	(312,535)	36,658
Other accounts receivable	327,977	30,853	30,228	18,548	109	9,509	27,274	2	444,500
Inventories, net	57,093	32,366	7,109	30,594	-	437,012	-	(11,601)	552,573
Prepaid expenses	6,812	1,271	2,779	231	133	-	122	-	11,348
	1,548,102	181,379	251,501	449,181	7,798	591,402	160,022	(324,134)	2,865,251
Non-current assets classified as held for sale	2,398	-	-	-	-	-	203,020	-	205,418
Total current assets	1,550,500	181,379	251,501	449,181	7,798	591,402	363,042	(324,134)	3,070,669

Long-term trade accounts receivable, net	97,256	-	36,273	619,086	-	587	-	-	753,202
Long-term work in progress, net	-	-	23,117	-	-	-	-	-	23,117
Long-term accounts receivable from related parties	290,966	-	836	-	10,475	-	552,687	(308,023)	546,941
Prepaid expenses	-	887	24,462	2,307	788	-	-	(510)	27,934
Other long-term accounts receivable	113,879	63,649	5,156	-	7,346	50,449	59,844	-	300,323
Investments in associates and joint ventures	109,839	8,006	-	-	-	6,062	1,495,422	(1,582,294)	37,035
Investment property	1,450	-	-	-	-	26,876	-	-	28,326
Property, plant and equipment, net	186,589	184,819	11,106	841	153	11,742	49,779	(1,159)	443,870
Intangible assets, net	136,547	244,901	443,420	794	-	1,029	19,490	7,134	853,315
Right-of-use assets, net	5,638	24,038	3,860	5	7	5,048	55,532	(15,315)	78,813
Deferred income tax asset	176,740	4,741	13,054	-	720	19,736	20,752	5,176	240,919
Total non-current assets	1,118,904	531,041	561,284	623,033	19,489	121,529	2,253,506	(1,894,991)	3,333,795
Total assets	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Liabilities.-
Borrowings	180,535	42,760	2,383	5	6	116,231	121,379	(9,039)	454,260
Bonds	-	-	28,995	15,742	-	-	-	-	44,737
Trade accounts payable	932,142	67,444	34,762	28,508	132	39,645	33,488	-	1,136,121
Accounts payable to related parties	206,907	2,233	35,554	21,024	-	23,437	58,951	(309,190)	38,916
Current income tax	18,451	961	3,710	23,887	-	704	286	-	47,999
Other accounts payable	441,271	16,721	53,987	4,713	835	83,345	34,433	-	635,305
Provisions	6,031	18,459	6,183	-	-	230	82,580	-	113,483
Non-current liabilities classified as held for sale	-	-	-	-	-	-	210,025	-	210,025
Total current liabilities	1,785,337	148,578	165,574	93,879	973	263,592	541,142	(318,229)	2,680,846

Borrowings	32,620	116,218	2,070	-	-	11,010	190,671	(7,783)	344,806
Long-term bonds	-	-	276,550	602,755	-	-	-	-	879,305
Other long-term accounts payable	222,887	-	15,989	2,176	2,106	26,841	3,102	-	273,101
Long-term accounts payable to related parties	120,255	-	836	22,583	23,784	-	165,286	(310,161)	22,583
Provisions	80,125	40,268	24,691	1,394	-	-	68,474	-	214,952
Derivative financial instruments	-	52	-	-	-	-	-	-	52
Deferred income tax liability	31,037	36,476	5,806	39,172	-	-	243	-	112,734
Total non-current liabilities	486,924	193,014	325,942	668,080	25,890	37,851	427,776	(317,944)	1,847,533
Total liabilities	2,272,261	341,592	491,516	761,959	26,863	301,443	968,918	(636,173)	4,528,379
Equity attributable to controlling interest in the Company	330,992	346,415	258,223	232,692	424	137,542	1,644,707	(1,473,185)	1,477,810
Non-controlling interest	66,151	24,413	63,046	77,563	-	273,946	2,923	(109,767)	398,275
Total liabilities and equity	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Operating segments financial position
Segment reporting

					Infrastructure
As of March 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	404,171	55,113	137,982	288,517	6,599	64,741	16,199	-	973,322
Trade accounts receivables, net	507,244	45,530	31,489	100,171	1,258	24,980	97	-	710,769
Work in progress, net	108,413	-	-	-	-	-	-	-	108,413
Accounts receivable from related parties	190,634	137	56,465	1,834	-	626	117,678	(325,990)	41,384
Other accounts receivable	297,650	34,889	32,132	12,262	107	9,989	27,855	2	414,886
Inventories, net	70,094	35,835	8,655	31,927	-	452,237	-	(11,612)	587,136
Prepaid expenses	7,580	1,242	6,555	2,759	76	-	63	-	18,275
	1,585,786	172,746	273,278	437,470	8,040	552,573	161,892	(337,600)	2,854,185
Non-current assets classified as held for sale	1,968	-	-	-	-	-	173,812	-	175,780
Total current assets	1,587,754	172,746	273,278	437,470	8,040	552,573	335,704	(337,600)	3,029,965

Long-term trade accounts receivable, net	99,363	-	36,273	621,153	-	475	-	-	757,264
Long-term work in progress, net	-	-	24,528	-	-	-	-	-	24,528
Long-term accounts receivable from related parties	289,884	-	916	-	10,602	-	575,150	(306,582)	569,970
Prepaid expenses	-	981	27,448	2,174	775	-	-	(510)	30,868
Other long-term accounts receivable	117,321	66,883	5,674	-	7,346	52,675	50,417	-	300,316
Investments in associates and joint ventures	110,641	8,556	-	-	-	6,062	1,419,615	(1,506,711)	38,163
Investment property	1,204	-	-	-	-	26,304	-	-	27,508
Property, plant and equipment, net	171,059	181,815	10,232	815	147	11,133	48,970	(1,159)	423,012
Intangible assets, net	121,401	267,210	432,649	766	-	999	19,272	6,871	849,168
Right-of-use assets, net	6,562	21,158	4,738	-	3	4,773	52,517	(15,372)	74,379
Deferred income tax asset	184,662	5,371	13,477	-	701	20,867	23,692	5,165	253,935
Total non-current assets	1,102,097	551,974	555,935	624,908	19,574	123,288	2,189,633	(1,818,298)	3,349,111
Total assets	2,689,851	724,720	829,213	1,062,378	27,614	675,861	2,525,337	(2,155,898)	6,379,076

Liabilities.-
Borrowings	169,689	38,615	2,487	-	2	112,280	16,888	(8,728)	331,233
Bonds	2,104	-	23,516	17,606	-	-	-	-	43,226
Trade accounts payable	892,323	82,665	42,471	28,961	116	32,837	29,462	-	1,108,835
Accounts payable to related parties	197,468	2,321	43,060	28,418	13	24,871	58,459	(313,167)	41,443
Current income tax	17,673	443	3,716	26,939	-	997	456	-	50,224
Other accounts payable	561,647	14,174	62,504	5,352	991	97,104	35,361	-	777,133
Provisions	7,985	17,540	6,183	-	-	477	30,550	-	62,735
Non-current liabilities classified as held for sale	-	-	-	-	-	-	185,020	-	185,020
Total current liabilities	1,848,889	155,758	183,937	107,276	1,122	268,566	356,196	(321,895)	2,599,849

Borrowings	28,559	115,153	2,658	-	-	10,200	282,937	(7,777)	431,730
Long-term bonds	25,108	-	276,646	602,452	-	-	-	-	904,206
Other long-term accounts payable	221,173	-	16,948	2,142	2,146	26,599	3,043	-	272,051
Long-term accounts payable to related parties	123,808	10	836	22,795	24,207	-	170,226	(319,085)	22,797
Provisions	85,144	46,096	24,691	1,394	-	-	120,104	-	277,429
Derivative financial instruments	-	40	-	-	-	-	-	-	40
Deferred income tax liability	24,898	35,885	5,817	40,503	-	-	2	-	107,105
Total non-current liabilities	508,690	197,184	327,596	669,286	26,353	36,799	576,312	(326,862)	2,015,358
Total liabilities	2,357,579	352,942	511,533	776,562	27,475	305,365	932,508	(648,757)	4,615,207
Equity attributable to controlling interest in the Company	273,828	346,682	255,735	214,362	139	137,148	1,589,922	(1,397,465)	1,420,351
Non-controlling interest	58,444	25,096	61,945	71,454	-	233,348	2,907	(109,676)	343,518
Total liabilities and equity	2,689,851	724,720	829,213	1,062,378	27,614	675,861	2,525,337	(2,155,898)	6,379,076

Operating segment performance
Segment Reporting

					Infrastructure
For the period ended March 31, 2019 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	382,708	127,106	144,727	106,239	885	25,436	22,762	(125,992)	683,871
Gross profit (loss)	42,065	26,888	22,801	21,094	236	3,465	2,034	(14,284)	104,299
Administrative expenses	(33,571)	(5,861)	(7,979)	(4,490)	(138)	(5,104)	(5,098)	18,199	(44,042)
Other income and expenses, net	384	1,504	50	(1)	-	(503)	6,762	(170)	8,026
Operating profit (loss)	8,878	22,531	14,872	16,603	98	(2,142)	3,698	3,745	68,283
Financial expenses	(13,562)	(3,189)	(7,597)	(5,821)	(2)	(4,832)	(22,254)	3,437	(53,820)
Financial income	2,746	417	680	6,504	178	938	17,762	(7,396)	21,829
Dividends	-	-	-	-	-	-	2,440	(2,440)	-
Share of profit or loss in associates
and joint ventures	(1,677)	580	-	-	-	-	18,779	(18,378)	(696)
(Loss) profit before income tax	(3,615)	20,339	7,955	17,286	274	(6,036)	20,425	(21,032)	35,596
Income tax	(262)	(5,924)	(2,752)	(5,236)	(197)	1,470	(11,020)	10	(23,911)
(Loss) profit from continuing operations	(3,877)	14,415	5,203	12,050	77	(4,566)	9,405	(21,022)	11,685
Loss from discontinuing operations	-	-	-	-	-	-	(6,338)	(26)	(6,364)
(Loss) profit for the year	(3,877)	14,415	5,203	12,050	77	(4,566)	3,067	(21,048)	5,321

(Loss) profit from attributable to:
Owners of the Company	(5,070)	13,094	3,610	9,038	77	(2,598)	3,102	(22,390)	(1,137)
Non-controlling interest	1,193	1,321	1,593	3,012	-	(1,968)	(35)	1,342	6,458
	(3,877)	14,415	5,203	12,050	77	(4,566)	3,067	(21,048)	5,321

Operating segment performance
Segment Reporting

					Infrastructure
For the period ended March 31, 2020 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	661,706	106,024	113,773	88,473	916	25,827	19,903	(133,872)	882,750
Gross profit (loss)	16,304	17,487	16,112	31,263	263	4,070	(2,327)	(14,344)	68,828
Administrative expenses	(28,801)	(5,001)	(4,282)	(3,713)	(107)	(7,831)	(5,049)	15,371	(39,413)
Other income and expenses, net	(3,600)	(6,260)	22	328	-	40	1,413	13	(8,044)
Gain from sale of investments	-	-	-	-	-	-	-	-	-
Operating (loss) profit	(16,097)	6,226	11,852	27,878	156	(3,721)	(5,963)	1,040	21,371
Financial expenses	(22,973)	(5,577)	(8,951)	(2,129)	(2)	(3,791)	(11,943)	6,801	(48,565)
Financial income	1,359	224	2,324	2,358	144	2,228	2,367	(7,566)	3,438
Dividends	-	-	-	-	-	-	2,342	(2,342)	-
Share of profit or loss in associates
and joint ventures	841	549	-	-	-	-	(11,409)	11,183	1,164
(Loss) profit before income tax	(36,870)	1,422	5,225	28,107	298	(5,284)	(24,606)	9,116	(22,592)
Income tax	4,822	(448)	(1,715)	(8,545)	(159)	749	3,001	5	(2,290)
(Loss) profit from continuing operations	(32,048)	974	3,510	19,562	139	(4,535)	(21,605)	9,121	(24,882)
Loss from discontinuing operations	-	-	-	-	-	-	(3,442)	(37)	(3,479)
(Loss) profit for the year	(32,048)	974	3,510	19,562	139	(4,535)	(25,047)	9,084	(28,361)

(Loss) profit from attributable to:
Owners of the Company	(32,143)	274	3,026	14,671	139	(394)	(25,031)	9,014	(30,444)
Non-controlling interest	95	700	484	4,891	-	(4,141)	(16)	70	2,083
	(32,048)	974	3,510	19,562	139	(4,535)	(25,047)	9,084	(28,361)

There are no differences as compared to previous year-end financial statements based on segmentation or measurement of financial performance by segment.

8.        CASH AND CASH EQUIVALENTS

This account comprises:

	At December 31, 2019	At March 31, 2020
Cash on hand	1,323	1,410
Remittances in-transit	5,664	1,323
Bank accounts	223,378	260,445
Escrow account	552,439	531,740
Time deposits	166,174	178,404
	948,978	973,322

Reconciliation to the consolidated statement of cash flow:

The above figures reconcile to the amount of cash shown in the statement of cash flows as follows:

	At December 31, 2019	At March 31, 2020
Cash and cash equivalent on consolidated statement of financial position	948,978	973,322
Bank overdrafts (Note 15)	-	(12)
Balances per consolidated statement of cash flows	948,978	973,310

9.  TRADE ACCOUNTS RECEIVABLES, NET

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2019	2020	2019	2020	2019	2020

Receivables	923,316	864,811	380,135	322,094	543,181	542,717
Unbilled receivables - Subsidiaries (a)	421,841	373,864	336,272	285,911	85,569	87,953
Unbilled receivables - Concessions (b)	234,688	237,826	110,236	111,232	124,452	126,594
	1,579,845	1,476,501	826,643	719,237	753,202	757,264
Impairment of account receivables	(4,906)	(8,468)	(4,906)	(8,468)	-	-
	1,574,939	1,468,033	821,737	710,769	753,202	757,264

a)	The unbilled receivables by subsidiaries are documents related to the estimates of the degree of progress for services rendered that were not billed, according detail:

	At December 31, 2019	At March 31, 2020
GYM S.A.	384,660	324,101
Concar S.A.	10,737	8,562
GMI S.A.	24,787	39,646
GMP S.A.	1,657	1,555
	421,841	373,864

b) The unbilled receivables – Concessions, corresponds to future collections for public services granted according detail below:

	At	At
	December 31,	March 31,
	2019	2020

GyM Ferrovias S.A.	208,205	216,604
Survial S.A.	16,466	11,057
Norvial S.A.	2,149	4,970
Concesión Canchaque S.A.C.	6,700	4,275
Concesionaria La Chira S.A.	1,168	920
	234,688	237,826

10.   WORK IN PROGRESS, NET

  This account comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2019	2020	2019	2020	2019	2020

Unbilled receivable concessions in progress	23,117	24,528	-	-	23,117	24,528
Work in progress	49,457	108,413	49,457	108,413	-	-
	72,574	132,941	49,457	108,413	23,117	24,528

The ongoing work costs include all expenses incurred by the Group under construction contracts currently in force. The Group estimates that all the cost incurred will be billed and collected.

11.     TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

		At March 31,
	2019	2020
Revenue from sales of goods and services: - Associates	84	911
- Joint operations	8,194	8,100
	8,278	9,011

Inter-company services were agreed based on market terms as if they had been agreed to third parties.

b)	Balances of transactions with related parties

	At December 31,		At March 31,
	2019		2020
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,042	-	9,126	-
Consorcio Peruano de Conservacion	3,592	-	2,925	-
Consorcio Italo Peruano	1,011	363	1,895	217
Consorcio Constructor Chavimochic	-	5,953	-	7,390
Consorcio GyM Conciviles	1,257	1,958	1,273	2,818
Consorcio La Gloria	1,750	1,017	1,586	991
Consorcio Ermitaño	831	440	714	453
Terminales del Peru	1,176	-	995	-
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	1,088	-	1,880
Consorcio Rio Mantaro	-	5,869	64	5,211
Consorcio Vial Quinua	-	2,048	-	2,049
Consorcio Huacho Pativilca	1,419	5,895	1,480	4,574
Consorcio CDEM	638	-	787	221
Consorcio GyM-Stracon	2,230	-	1,483	-
Consorcio GyM-OSSA	7,202	-	11,771	-
Consorcio Chicama Ascope	2,471	-	2,500	-
Other minors	1,407	2,102	2,558	240
	34,026	26,733	39,157	26,044

Other related parties
Ferrovias Argentina	-	12,183	-	15,399
Peru Piping Spools S.A.C.	2,632	-	2,227	-
	2,632	12,183	2,227	15,399
Current portion	36,658	38,916	41,384	41,443

Non-current portion:
Gasoducto Sur Peruano S.A	544,842	-	556,039	-
Ferrovias Participaciones	-	22,583	-	22,797
Other minors	2,099	-	13,931	-
Non-current	546,941	22,583	569,970	22,797

Receivables and payables are mainly current and do not have specific guarantees, except for the receivable account from GSP.

Accounts receivable from related parties have maturity periods of 60 days and are related to sales of goods and services. These balances are non-interest-bearing, and during 2020 do not require a provision for impairment.

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

12.    OTHER ACCOUNTS RECEIVABLE
This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2019	2020	2019	2020	2019	2020

Advances to suppliers	135,481	78,385	135,481	78,385	-	-
Income tax on-account payments	70,647	72,297	70,647	72,297	-	-
VAT credit	45,910	64,327	31,646	49,068	14,264	15,259
Guarantee deposits	181,400	184,801	98,046	110,691	83,354	74,110
Claims to third parties	79,771	90,228	38,874	37,557	40,897	52,671
Petroleos del Peru S.A.- Petroperu S.A.	80,942	89,683	17,293	22,800	63,649	66,883
ITAN and other tax receivable	60,883	57,365	30,233	26,683	30,650	30,682
Restricted funds	15,974	8,839	973	973	15,001	7,866
Rental and sale of equipment - GyM S.A. projects	30,798	31,500	30,798	31,500	-	-
Accounts receivable from personnel	2,836	3,446	2,836	3,446	-	-
Consorcio Constructor Ductos del Sur	27,782	27,782	-	-	27,782	27,782
Consorcio Panorama	23,491	24,285	-	-	23,491	24,285
Other minors	16,488	10,666	15,253	9,888	1,235	778
	772,403	743,604	472,080	443,288	300,323	300,316
Impairment	(27,580)	(28,402)	(27,580)	(28,402)	-	-
	744,823	715,202	444,500	414,886	300,323	300,316

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of other accounts receivable mentioned. The Group does not request guarantees.

13.     INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The movement of our investments in associates for the period ended March 31, 2019 and March 31, 2020 is as follows:

		At March 31,
	2019	2020

Beginning balance	257,766	37,035
Share of the profit or loss in associates and joint
ventures	(696)	1,164
Impairment of investment	(130)	-
Translation adjustments	5	(36)
Ending balance	256,945	38,163

Concesionaria Chavimochic S.A.C.

The entity was awarded the implementation of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Not having reached an agreement, the arbitration process was initiated before the CNUDI, and the Arbitral Tribunal was installed.

Moreover, from 2018 to date, the Peruvian Government has been evaluating the modification of the Concession Contract, to determine a mechanism that allow the completion of the project, without resolution as of todate.

14.     PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

For the period ended March 31, 2019 and March 31, 2020, the movement in property, plant and equipment, intangible assets and right-of-use assets accounts was as follows:

	Property, plant and equipment	Intangibles assets	Right-of-use assets
Net cost at January 1, 2019	470,554	847,095	-
Additions	9,781	29,475	-
Transfers, disposals and adjustments	(238)	(2,230)	-
Deductions for sale of assets	(3,074)	-	-
Depreciation, amortization	(17,123)	(24,476)	-
Net cost at March 31, 2019	459,900	849,864	-
Net cost at January 1, 2020	443,870	853,315	78,813
Additions	12,482	33,852	1,600
Transfers, disposals and adjustments (*)	(8,149)	(14,049)	(1,123)
Deductions for sale of assets	(5,205)	-	-
Depreciation, amortization	(19,986)	(23,950)	(4,911)
Net cost at March 31, 2020	423,012	849,168	74,379

(*) Includes translation adjustments in the subsidiary GyM S.A. in property plant and equipment and intangibles, amounted to S/8 million and S/14 million, respectively.

a)	Property, plant and equipment and right-of-use assets

As of March 31, 2020, additions to property, plant and equipment mainly comprise to S/5 million in machinery in engineering and construction segment and S/4.2 million in working progress in infrastructure segment (as of December 31, 2019, the additions correspond mainly to work in progress for S/4.7 million and S/1.7 million in the infrastructure and real estate segments, respectively).

As of March 31, 2020, additions to right-of-use assets comprise lease agreements signed by the Group between January 1, 2020 up to March 31, 2020.

Depreciation of fixed assets, investment properties and right-of-use assets for the period is broken down in the statement of income as follows:

	At March 31,
	2019	2020

Cost of services and goods (Note 21)	16,882	24,184
Administrative expenses (Note 21)	821	1,314
Total depreciation related to property, plant and equipment, investment property and right-of-use assets	17,703	25,498
(-) Depreciation of investment property	(580)	(601)
(-) Depreciation of right-of-use asset	-	(4,911)
Total depreciation of property, plant and equipment	17,123	19,986

b)	Intangible assets

As of March 31, 2019 and March 31, 2020, additions registered in intangible assets mainly comprise of investments in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon explotation services.

Amortization of intangibles is broken down in the statement of income as follows:

		At March 31,
	2019	2020

Cost of services and goods (Note 21)	22,757	22,857
Administrative expenses (Note 21)	1,719	1,093
	24,476	23,950

Goodwill

Management reviews the results of its businesses based on the type of economic activity carried out. Goodwill allocated to cash-generating units are:

	At	At
	December 31,	March 31,
	2019	2020

Engineering and construction (*)	36,632	30,647
Electromechanical	20,735	20,735
IT services	930	-
	58,297	51,382

(*) The variation reported in engineering and construction segment is due to translation adjustment of foreign business of the subsidiary GyM S.A.

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

15.   BORROWINGS
This item comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2019	2020	2019	2020	2019	2020

Bank overdrafts (Note 8)	-	12	-	12	-	-
Bank loans (a)	553,658	515,277	424,362	303,971	129,296	211,306
Finance leases	22,980	20,234	9,749	8,366	13,231	11,868
Lease liability for right-of-use asset	80,216	79,047	18,246	16,088	61,970	62,959
Other financial entities (b)	142,212	148,393	1,903	2,796	140,309	145,597
	799,066	762,963	454,260	331,233	344,806	431,730

a)	Bank loans

     As of December 31, 2019 and March 31, 2020, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.0% and 12.0% in 2019 and in 2020.

				Current		Non-current
			At	At	At	At
	Interest	Maturity	December 31,	March 31,	December 31,	March 31,
	rate	date	2019	2020	2019	2020

GyM S.A. (i)	1.00% / 11.00%	2023	170,798	162,016	26,401	20,856
GMP S.A. (ii)	5.05% / 7.68%	2027	30,367	26,766	102,895	104,196
Viva GyM S.A.	7.00% / 12.00%	2020	110,343	106,345	-	-
Graña y Montero S.A.A. (iii)	9.10% / 10.10%	2022	112,854	8,844	-	86,254
			424,362	303,971	129,296	211,306

i)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries, GyM S.A., Construyendo Pais S.A., Vial y Vives- DSD S.A. and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, GyM S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of Graña y Montero S.A.A. and GyM S.A. for the issuance of performance bonds up to an amount of US$100 million (which may  be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April of 2018, the Group repaid US$72.7 million (equivalent to S/245.8 million) of the facility with the proceeds of the sale of Stracon GyM S.A., and in July of 2018, an additional of US$15.4 million (equivalent to S/52.1 million). In August 2019, Tranche B was fully paid for the Group, equivalent to S/9.7 million and US$9.2 million. In September 2019, Tranche A was partially paid, for S/0.4 million and US$0.1 million. In October 2019, Tranche A was partially paid, for S/0.5 million.

As of March 31, 2020 and the date of this report, there was US$42.7 million (equivalent to S/146.8 million) outstanding under this agreement.

GyM S.A. requested a waiver for a change in the Financial Stability Framework Agreement, in which at least 50% of the amount of Tranche A (client invoices) and up to 50% of the amount of Tranche A (project valuations) should be presented; the request was accepted by the lenders. As of March 31, 2020 and the date of this report, the value of client invoices and the value of project valuations is 64% and 51%, respectively, both percentages comply with the provisions of the approved dispensation.

As of March 31, 2020 and the date of this report, GyM is in compliance with the ratios established under the Financial Stability Framework Agreement.

ii)	Terminales del Peru Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary GMP S.A., signs a medium- term loan agreement with Banco de Credito del Peru (hereinafter BCP) for up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments arising from the operation contract of the North and Center terminals from the period 2015 to 2019 with a maximum exposure limit of US$80 million. These financings are repaid within 5 years. As of March 31, 2020, these loans amount to S/84.9 million and mature in 2027.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount of US$46 million with the BCP. The contract confirmed the participation of an assignee and in this sense BD Capital (BDC) acquired 50% of the contractual position of the BCP through the subscription of the accession contract and in November 2019 disbursed a TP US$23 million. As of March 31, 2020, the balance amounts to S/39.6 million and matures in 2026.

iii)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period from and including the date that is 1 year after the Closing Date to but excluding the date that is 30 months after the Closing Date, 9.60%; and (iv) for the period from and including the date that is 30 months after the Closing Date to the third anniversary of the Loan, 10.10%.

The proceeds were used for working capital in the Company, GyM S.A. and Adexus S.A. As of the date of this report, the principal amount outstanding under this loan is US$25 million (equivalent to S/86 million).

On November 21, 2019, due to the filing of a preventive bankruptcy process by its Chilean subsidiary, Adexus S.A., the Company received a communication from CS Peru Infrastracture Holdings LLC informing of the occurrence of an event of default under the terms of the credit agreement, according to section 7.02(e) and 9.09 of the agreement. As a result, the loan was classified as a current liabilities. At February 28, 2020, the waiver was obtained by the Company, and at the date of this report it was reclassified to non-current liabilities.

b)	Other financial entities

Monetization of Norvial dividends

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Norvial S.A. to the Company. This operation has as a finality to reduce the indebtness of the Company.The amount of the transaction was US$42.3 millions (equivalent to S/138 million) and ended on June 11, 2018.

Likewise, it has been agreed that our company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A.. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs. As of March 31, 2020, the balance of the loan payable amounts to S/148.4 million (S/142.2 million as of December 31, 2019).

c)	Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

		Carrying amount		Fair value
	At	At	At	At
	December 31,	March 31,	December 31,	March 31,
	2019	2020	2019	2020

Bank overdrafts (Note 8)	-	12	-	12
Bank loans	553,658	515,277	572,019	549,728
Finance leases	22,980	20,234	23,027	21,011
Lease liability for right-of-use asset	80,216	79,047	96,799	95,784
Other financial entities	142,212	148,393	142,212	148,393
	799,066	762,963	834,057	814,928

As of March 31, 2020, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 1.75% and 11% (2.9% and 11% as of December 31, 2019) and are included as Level 2 in the level of measurement.

16.     BONDS

This item is broken down as follows:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2019	2020	2019	2020	2019	2020

GyM Ferrovias S.A. (a)	618,497	620,058	15,742	17,606	602,755	602,452
Norvial S.A. (b)	305,545	300,162	28,995	23,516	276,550	276,646
GyM S.A. (c)	-	27,212	-	2,104	-	25,108
	924,042	947,432	44,737	43,226	879,305	904,206

a)	GyM Ferrovias S.A.

In February 2015, the subsidiary GyM Ferrovias S.A. made an international issue of corporate bonds under Regulation S. The issue was made in soles VAC (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds mature in November 2039 and earn interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA+ (local scale) granted by Apoyo & Asociados Internacionales Clasico de Riesgo. As of March 31, 2020, an amortization has been made up to S/81.9 million (S/79 million as of December 31, 2019).

As of March 31, 2020, the balance includes accrued interest payable and VAC adjustments for S/91 million (S/86.8 million as of December 31, 2019).

At March 31, 2019 and March 31, 2020 the account movement was as follows:

	2019	2020

Balance at January, 1	611,660	618,497
Amortization	(2,807)	(2,873)
Accrued interest	11,906	11,946
Interest paid	(7,505)	(7,512)
Balance at March, 31	613,254	620,058

As part of the structuring process of the bond, GyM Ferrovias S.A. committed to report and verify compliance with the following, measured based on their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times.
-	Maintain a constant balance in the minimum trust equal to one quarter of operation and maintenance costs (including the IGV).
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

On August 23, 2017, GyM Ferrovias S.A. and Line One CPAO Purchaser LLC subscribed the contract for the sale and assignment of collection rights of the "Annual Payment for Complementary Investment (Complementary PAO)" derived from the Concession Contract up to an amount equivalent to US$316 million. Tha last payment for the sale of CPAO was made on December 10, 2019.

On August 23, 2017, GyM Ferrovias S.A. as borrower, Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation as lenders and Mizuho Bank, Ltd. as administrative agent signed a loan contract for working capital for an amount equivalent to US$80 million to partially finance the expansion project of the Line 1 of the Lima Metro. In May, 2019, the working capital loan was fully paid, and the working capital loan agreement culminated.

b)	Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo
& Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At March 31, 2019 and March 31, 2020 the account movement was as follows:

	2019	2020

Balance at January, 1	325,382	305,545
Amortization	(4,396)	(5,384)
Accrued interest	5,899	6,193
Capitalized interest	697	91
Interest paid	(6,639)	(6,283)
Balance at March, 31	320,943	300,162

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

c)	GyM S.A.

In 2020, the subsidiary GyM S.A. developed the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year, the bonds issue amount of US$7.8 million (equivalent to S/26.8 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, the payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru.

As of March 31, 2020, the balance includes accrued interest payable for US$125 thousand (equivalent to S/431 thousand).

The fair value of obligations as of March 31, 2020 amounts to S/ 1,047 million (as of December 31, 2019 amounts to S/1,011 million), is based on discounted cash flows using rates between 4.32% and 7.45% (between 4.32% and 7.59% as of December 31, 2019) and is within level 2 of the fair value hierarchy.

As of December 31, 2019 and March 31, 2020, the subsidiaries GyM Ferrrovias S.A., Norvial S.A. and GyM S.A. have complied with the covenants of all bonds.

17.   TRADE ACCOUNTS PAYABLE

      This item includes:

	At	At
	December 31,	March 31,
	2019	2020

Invoices payable	352,287	402,112
Provision of contract costs (*)	746,408	671,407
Notes payable	37,426	35,316
	1,136,121	1,108,835

    (*) As of March 31, 2020, the provisions of contract costs include the measurement by the degree of progress of the projects of S/140.5 million (as of December 31, 2019, S/169.5 million).

18.   OTHER ACCOUNTS PAYABLE

    This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2019	2020	2019	2020	2019	2020

Advances received from customers (a)	307,839	397,788	270,714	361,719	37,125	36,069
Consorcio Ductos del Sur - payable (b)	148,076	142,919	-	-	148,076	142,919
Salaries and other payable	87,869	114,446	87,869	114,446	-	-
Other taxes payable	104,444	108,721	84,235	89,722	20,209	18,999
Put option liability on Morelco acquisition	106,444	110,764	71,341	74,029	35,103	36,735
Consorcio Rio Mantaro - payables	35,625	53,651	35,625	53,651	-	-
Acquisition of additional non-controlling interest	22,697	23,552	22,697	23,552	-	-
Guarantee deposits	13,201	14,640	13,201	14,640	-	-
Third-party loans	11,619	11,596	9,545	9,521	2,074	2,075
Other accounts payables	70,592	71,107	40,078	35,853	30,514	35,254
	908,406	1,049,184	635,305	777,133	273,101	272,051

(a)	Advances received from customers relate mainly to construction projects, and are discounted from invoicing, in accordance with the terms of the contracts.

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2019	2020	2019	2020	2019	2020

Advances Customers Consortiums	115,250	101,962	113,093	100,499	2,157	1,463
Customer advances for real estate projects	66,258	81,692	66,258	81,692	-	-
Concentradora Norte - Quellaveco	64,118	98,995	44,932	78,466	19,186	20,529
Engineering and construction - Chile	-	56,894	-	56,894	-	-
Special National Transportation Infrastructure Project	42,030	47,070	26,534	33,245	15,496	13,825
Others	20,183	11,175	19,897	10,923	286	252
	307,839	397,788	270,714	361,719	37,125	36,069

(b)
The other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and the main subcontractors for S/142 million (as of December 31, 2019 amounts to S/148 million), assumed by the subsidiary GyM S.A; as a result of the termination of GSP operations.

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

19.   PROVISIONS

    The movement of this item is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
	contingencies	acquisitions	closure	Total

At January 1, 2019	84,728	4,498	20,382	109,608
Additions	2,645	-	-	2,645
Reversals of provisions	(1,077)	(461)	(1,147)	(2,685)
Payments	(155)	-	-	(155)
Translation adjustments	10	27	-	37
At march 31, 2019	86,151	4,064	19,235	109,450

At January 1, 2020	278,319	-	50,116	328,435
Additions	8,623	-	6,315	14,938
Reversals of provisions	(3,713)	-	-	(3,713)
Payments	(395)	-	(817)	(1,212)
Exchange difference	1,875	-	-	1,875
Translation adjustments	(159)	-	-	(159)
At march 31, 2020	284,550	-	55,614	340,164

Legal contingencies

1.	Civil compensation

As of March 31, 2020, the present value of the estimated provision amounting to million S/154.1 (S/153.9 million as of December 31, 2019), corresponding to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construcción”.

2.	Securities Class actions NY SEC

Two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York during the first quarter of 2017. Both complaints allege false and misleading statements during the class period. In particular, they allege that the Company failed to disclose, among other things, that a) the company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards. All parties have agreed to unify the two lawsuits and appoint a single lead plaintiff, with one single council to control the class action. On March 6, 2018, the court appointed Treasure Finance Holding Corp. as the plaintiffs' representative. After this, the Court could dismiss the claim or admit it.

As of March 31, 2020, the Company has made a provision of S/51.6 million (US$15 million) based on the estimation of the probable result of the Securities Class Actions process.

20.    CAPITAL

As of March 31, 2020 and as of December 31, 2019, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

At March 31, 2020, a total of 214,630,805 shares were represented in ADS, equivalent to 42,926,161 ADSs at a rate of 5 shares per ADS.

As of December 31, 2019, a total of 218,043,480 shares were represented by ADS, equivalent to 43,608,696 ADSs at a rate of 5 shares per ADS.

21.     EXPENSES BY NATURE

For the period ended March 31, 2019 and March 31, 2020, this item comprises:

	Cost of
	goods and	Administrative
	services	expenses	Total
At March 31, 2019
Salaries, wages and fringe benefits	162,892	28,026	190,918
Services provided by third-parties	213,398	5,222	218,620
Purchase of goods	98,555	-	98,555
Other management charges	63,851	8,024	71,875
Depreciation (Note 14 a)	16,882	821	17,703
Amortization (Note 14 b)	22,757	1,719	24,476
Taxes	2,407	230	2,637
Impariment of property, plant and equipment	102	-	102
Inventory recovery	(1,272)	-	(1,272)
Total	579,572	44,042	623,614

At March 31, 2020
Services provided by third-parties	242,867	8,119	250,986
Salaries, wages and fringe benefits	294,241	24,326	318,567
Purchase of goods	160,359	-	160,359
Other management charges	69,362	4,481	73,843
Depreciation (Note 14 a)	24,184	1,314	25,498
Amortization (Note 14 b)	22,857	1,093	23,950
Impairment of accounts receivable	205	5	210
Taxes	593	75	668
Property, plant and equipment recovery	(102)	-	(102)
Inventory recovery	(644)	-	(644)
Total	813,922	39,413	853,335

22.    OTHER INCOME AND EXPENSES

For the period ended March 31, 2019 and March 31, 2020, this item comprises:

	At March 31,
	2019	2020
Other income:
Sale of fixed assets	3,807	3,523
Present value for well closure provision (a)	1,147	-
Debt forgiveness with suppliers	-	183
Recovery of provisions and impairments	-	1,571
Profit from Mizuho agreement (b)	40,608	-
Others	1,377	979
	46,939	6,256

Other expenditures:
Net cost of fixed assets disposal	3,294	4,884
Legal and tax litigation (c)	34,797	239
Present value for well closure provision (a)	-	6,325
Administrative sanctions	-	2,403
Others	822	449
	38,913	14,300
	8,026	(8,044)

a)
Corresponds to the valuation for the dismantling of the wells of the subsidiary GMP S.A. updated to present value. As of March 31, 2019 the Group recorded a reversal of provision for S/1.1 million, and as of March 31, 2020 the Group recorded a provision expense for S/6.3 million.

b)
Corresponds to the refinancing agreement linked to the contract signed between GyM Ferrrovias S.A. and Mitzuho Bank Ltd. where the Company acted as an endorsement of the transaction. Under the contract, a bond letter was issued with Mitzuho Bank Ltd. for it to be covered with a financial derivative. The contract further indicated that in the event that the bank refinanced the debt, the Company received 70% of the gains obtained.

c)	Corresponds mainly to provisions for contingencies with the Tax Administration.

23.       INCOME TAX

These condensed interim consolidated financial statements for the period ended December 31, 2019, income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to March 31, 2020 is 7.32% (67.18% for the period 2019).

24.      CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of March 31, 2020, contingencies held by the Group are substantially the same as those existing as of December 31, 2019.

The Group maintains letters of guarantees and guarantees in force in various financial entities guaranteeing operations for US$373.7 and US$13.9 million, respectively (US$376.1 million and US$13.9 million, respectively, as of December 31, 2019).

25.      DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 15, the Company is unable to pay dividends as established in the Financial Stability Framework Agreement.

For the period ended March 31, 2020, the Group’s subsidiaries have paid dividends to its non- controlling interests in the amount of S/42.6 million (S/1.8 million for the period ended in December 31, 2019).

26.    LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the period attributable to the Group’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.

The basic loss per common share is as follows:

			At March 31,
		2019	2020

Loss attributable to owners of the Company
during the period		(1,137)	(30,444)
Weighted average number of shares in issue
at S/1.00 each, at March 31,		729,434,192	871,917,855

Basic loss per share (in S/)	(*)	(0.002)	(0.035)

			At March 31,
		2019	2020

Loss from continuing operations attributable to owners
of the Company during the period		7,912	(26,965)
Weighted average number of shares in issue
at S/1.00 each, at March 31,		729,434,192	871,917,855

Basic earnings (loss) per share (S/)	(*)	0.011	(0.031)

(*) The Group does not have common shares with dilutive effects at March 31, 2019 and March 31, 2020.

27.     DISCONTINUED OPERATIONS AND NON-CURRENT ASSET CLASSIFIED AS HELD FOR SALE

The subsidiary Adexus S.A. (hereinafter Adexus) has been reclassified as non-current assets held for sale at December 31, 2019 and March 31, 2020, whose main activity is to provide information technology solutions mainly in Chile and Peru

On November 19, 2019, Adexus filed an application for reorganization under law 20 720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

On January 9, 2020, the Company communicated that the creditors committee of Adexus approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus in the framework of the reorganization procedure. According to the terms of the judicial reorganization agreement, Adexus will restructure and pay the total of its reorganized liabilities within a maximum period of six years, according to the new agreed conditions, being authorized to continue with its commercial activities normally. As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus has achieved the restructuring of its liabilities while continuing to serve all its customers.

Although the Company investment in Adexus has been declared as an available-for-sale investment and on an exceptional basis, the Group decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Group will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the Company.

	At	At
	December 31,	March 31,
	2019	2020

ASSETS
Cash and cash equivalets	1,723	1,356
Accounts receivables, net	129,739	109,168
Inventories, net	2,828	2,846
Other assets, net	68,730	60,442
Total assets	203,020	173,812

LIABILITIES
Borrowings	91,529	78,447
Accounts payable	118,497	106,573
Total liabilities	210,026	185,020
Total net assets	(7,006)	(11,208)

28.   EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between December 31, 2019 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.